Oppenheimer Baring Japan Fund
Period Ending 11/30/2009
Exhibit 77C


 On July 31, 2009, a special meeting of the shareholders of Oppenheimer Baring Japan Fund ("Baring Japan Fund") was held for the purpose of voting on an Agreement and Plan of Reorganization between Baring Japan Fund and Oppenheimer International Growth Fund ("International Growth Fund"), and the transactions contemplated thereby, including: (a) the transfer of substantially all the assets of Baring Japan Fund to International Growth Fund in exchange for Class A, Class B, Class C, Class N and Class Y shares of International Growth Fund;
 (b) the distribution of shares of International Growth to the corresponding Class A, Class B, Class C, Class N and Class Y shareholders of Baring Japan Fund in complete liquidation of Baring Japan Fund; and (c) the cancellation of the outstanding shares of Baring Japan Fund. 914,928 affirmative votes were cast; 161,003 negative votes were cast, and 146,902 votes abstained.